   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 2001
                                               REGISTRATION NO. 333-94633



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 4 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933



                    INNOVATIVE GAMING CORPORATION OF AMERICA
             (Exact name of registrant as specified in its charter)



                  MINNESOTA                            41-1713864
       (State or other jurisdiction of              (I.R.S. employer
        incorporation or organization)           identification number)


                            333 ORVILLE WRIGHT COURT
                               LAS VEGAS, NV 89119
                                 (702) 614-7199


    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)



                                ROLAND M. THOMAS
          CHAIRMAN, CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
                    INNOVATIVE GAMING CORPORATION OF AMERICA
                            333 ORVILLE WRIGHT COURT
                               LAS VEGAS, NV 89119
                                 (702) 614-7199
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                 With copies to:
                             Douglas T. Holod, Esq.
                              Alan M. Gilbert, Esq.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                        Minneapolis, Minnesota 55402-4140
                                 (612) 672-8200

    Approximate date of the commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


                                                               Proposed Maximum      Proposed Maximum
 Title of Each Class of Securities to be     Amount to be     Offering Price per    Aggregate Offering        Amount of
               Registered                     Registered            Share                 Price            Registration Fee
               ----------                     ----------            -----                 -----            ----------------
Common Stock, $.01 par value                   1,654,500            $1.69             $ 2,791,968.75         $  737.08(1)
Common Stock, $.01 par value (2)                 355,000            $1.69             $   599,062.50         $  158.15(1)
Common Stock, $.01 par value (2)                  60,000            $ .97             $    58,125.00         $   15.35(4)
Common Stock, $.01 par value                   7,959,054            $ .77             $ 6,093,451.74         $1,523.36(5)
Common Stock, $.01 par value (2)                 516,250            $ .77             $   395,241.00         $   98.81(5)
Common Stock, $.01 par value                   1,054,480            $ .99             $ 1,043,935.20         $  260.98(6)
TOTAL                                         11,599,284            $ .95(3)          $10,981,784.19         $2,793.73(7)



(1) Fee calculated pursuant to Rule 457(c), based on the average high and low sales price on January 10, 2000. Fee for such shares previously paid at the time of the Registrant's original filing on Form S-3 on January 13, 2000.
(2)      Shares issuable upon exercise of warrants to purchase common stock.
(3) Based on a weighted average of the Proposed Maximum Offering Prices per Share.
(4) Fee calculated pursuant to Rule 457(c), based on the average high and low sales price on May 10, 2000. Fee for such shares previously paid at the time of the Registrant's filing on Form S-3/A on May 23, 2000.
(5) Fee calculated pursuant to Rule 457(c), based on the average high and low sales price on January 16, 2001.
(6) Fee calculated pursuant to Rule 457(c), based on the average high and low sales price on May 9, 2001.
(7) Pursuant to Rule 457(b), $2,532.75 of this filing fee has been previously paid by the Registrant.


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION; DATED MAY 14, 2001



PROSPECTUS

                    INNOVATIVE GAMING CORPORATION OF AMERICA



                              11,599,284 SHARES OF
                                  COMMON STOCK



         This prospectus relates to a maximum of 11,599,284 shares of common stock of Innovative Gaming Corporation of America which have been issued to the selling shareholders listed on pages 10 and 11 of this prospectus and are issuable upon the conversion of and in lieu of payment of dividends on IGCA's Series E 6% Convertible Preferred Stock, Series F 6% Convertible Preferred Stock and Series G 6% Convertible Preferred Stock, and upon the exercise of warrants granted to the selling shareholders listed on pages 10 and 11 of this prospectus. We will receive no proceeds from the sale of the common stock by selling shareholders.



         Our common stock is listed on the Nasdaq Small Cap Market under the symbol "IGCA." On May 11, 2001, the last sale price for the Common Stock as reported on the Nasdaq Small Cap Market was $1.21.


         THE SHARES OFFERED BY THE PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DESCRIPTION OF FACTORS WHICH SHOULD BE CONSIDERED BY INVESTORS BEFORE PURCHASING THE SHARES OFFERED BY THIS PROSPECTUS.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. A REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         NEITHER THE COLORADO GAMING COMMISSION, THE MISSISSIPPI GAMING COMMISSION, THE NEVADA GAMING CONTROL BOARD, THE NEVADA GAMING COMMISSION, NOR ANY OTHER GAMING AUTHORITY HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE SECURITIES OFFERED HEREBY. A REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE, AND MAY BE CHANGED. THIS PROSPECTUS IS INCLUDED IN THE REGISTRATION STATEMENT THAT WAS FILED BY IGCA WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING SHAREHOLDERS CANNOT SELL THEIR SHARES UNTIL THAT REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE SHARES OR


THE SOLICITATION OF AN OFFER TO BUY THE SHARES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



               The date of this Prospectus is May 14, 2001.

                                TABLE OF CONTENTS






PROSPECTUS SUMMARY.............................................................1



RISK FACTORS...................................................................3



USE OF PROCEEDS...............................................................10



SELLING SHAREHOLDERS..........................................................10



PLAN OF DISTRIBUTION..........................................................13



DESCRIPTION OF SECURITIES ....................................................14



MINNESOTA ANTI-TAKEOVER LAW...................................................14



MATERIAL CHANGES..............................................................15



WHERE YOU CAN FIND MORE INFORMATION...........................................16



NOTE REGARDING FORWARD-LOOKING STATEMENTS.....................................18



LEGAL MATTERS.................................................................18



EXPERTS.......................................................................18



DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES................................19






No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this prospectus. You must not rely on any information or representations not contained in this prospectus, if given or made, as having been authorized by us. This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. The delivery of this prospectus shall not under any circumstances, create any implication that there has been no change in our affairs or that the information contained in this prospectus is correct as of any time subsequent to the date of this prospectus. However, in the event of a material change, this prospectus will be amended or supplemented accordingly.

                               PROSPECTUS SUMMARY


         As used in this prospectus, the terms "IGCA", "we", "us" and "our" refer to Innovative Gaming Corporation of America and its consolidated subsidiary.



INNOVATIVE GAMING CORPORATION OF AMERICA


         Innovative Gaming Corporation of America, through its wholly-owned operating subsidiary, Innovative Gaming, Inc., develops, manufactures, markets and distributes multi-station and other specialty gaming machines to regulated gaming markets world-wide. We have two primary product lines: multi-player/multi-station video table games and single player video slot machines incorporating state of the art graphics and sound. We believe that our gaming machines will appeal to casinos/clubs, lotteries and slot route operators seeking to enhance the entertainment experience by providing new and unique forms of gaming.

         We distribute our products directly and through distributors, primarily on a cash sales basis. In Nevada, we directly place our products under lease, sales (cash or extended payment terms) or participation agreements where we retain ownership and share in the net win of the games with the casino.


         Our primary target markets have been gaming jurisdictions in North America, including the states where we are presently licensed: Arizona, Colorado, Iowa, Louisiana, Mississippi, Minnesota, Nevada, New Mexico, North Carolina and South Carolina, South Dakota and through distributors in Europe and Australia. We have submitted and have a pending application in Connecticut and have submitted games for approval in New Jersey. The Canadian jurisdictions in which we are currently registered include Alberta, Manitoba, Saskatchewan, Quebec and the Atlantic Lottery Corporation. We also have applications pending in British Columbia and Ontario.


Anticipated Merger with Xertain, Inc.:



         On December 31, 1999, we executed a merger agreement with Equitex, Inc. and Equitex's subsidiary, nMortgage, Inc., which governed a contemplated merger between us and nMortgage in a tax-free exchange of stock. The nMortgage merger agreement required that prior to the merger, we divest substantially all of our gaming-related assets. Accordingly, on February 1, 2000, we entered into an asset purchase agreement with Xertain, Inc., a private Delaware corporation located in Las Vegas, Nevada with its primary business predicated on gaming-related technologies and international manufacturing.



         Due to continued complications associated with the nMortgage transaction, we formally terminated the nMortgage merger agreement on September 19, 2000. In conjunction with the termination of the nMortgage merger agreement, we also terminated the asset purchase agreement with Xertain, and instead entered into a Letter of Intent with Xertain pursuant to which we agreed to acquire 14.9% of Xertain's common stock at an initial closing in exchange for 14.9% of our common stock, and to acquire the balance of subject to and upon our receipt of shareholder approval and gaming regulatory approval for the merger. On October 12, 2000, we executed a definitive merger agreement with Xertain and completed the initial closing of the transaction. In light of gaming regulations requiring the pre-approval of owners of 10% or more of IGCA's voting securities and concerns regarding NASDAQ change of control regulations, the parties amended the Xertain merger agreement on December 20, 2000 to provide that each party redeem shares of its previously-issued common stock such that, thereafter, the parties each held 9.9% of the other's common stock. The parties further amended the merger agreement on March 31, 2001, in order to extend the deadline for closing the merger until June 30, 2001.


         Our executive offices are located at 333 Orville Wright Court, Las Vegas, Nevada 89119 and our telephone number is (702) 614-7199.

RECENT DEVELOPMENTS

         Our common stock trades in the over-the-counter market and has been quoted The Nasdaq Stock Market. On April 19, 2001, we received a notice from Nasdaq indicating that our common stock has failed to maintain the $1.00 per share minimum closing bid price which Nasdaq requires for continued listing of securities on The Nasdaq National and Small Cap Markets. In accordance with Nasdaq rules, we have ninety calendar days from the date of this notice, or until July 18, 2001, to demonstrate a closing bid price of at least $1.00 and maintain that closing bid price for a minimum of ten consecutive trading days immediately thereafter. If we are unable to do so, our common stock will be at risk of being delisted from The Nasdaq Small Cap Market.


THE OFFERING


         Common stock offered (1).........................  11,599,284 shares

         Common stock outstanding
         before the offering..............................  13,770,154 shares(2)

         Common stock outstanding
         after the offering (3)...........................  20,910,710 shares

         Nasdaq Small Cap Market symbol...................  IGCA



-------------------------
(1) Based upon the maximum number of shares that can be issued under the Securities Purchase Agreements upon conversion of shares of IGCA's Series E, F and G preferred stock, payment of dividends in connection with these preferred shares, shares issuable upon exercise of warrants issued to the selling shareholders and shares issued to the selling shareholders.



(2)      As of the close of business on April 25, 2001.



(3) Assumes conversion of all outstanding shares of Series E, F and G preferred stock into the maximum number of shares of common stock issuable upon conversion of these preferred shares and assumes exercise of warrants to purchase 1,020,230 shares of common stock which are included in the offering. Does not include (a) 2,914,600 shares of common stock that are issuable upon exercise of outstanding options pursuant to the employee and director stock option plans; (b) 870,000 shares of common stock that are issuable upon the exercise of the outstanding warrants (other than the warrants issued to the selling shareholder and for which the resale of common stock issuable upon conversion thereof is registered hereunder); and (d) 406,666 shares of common stock that are issuable upon the conversion of our outstanding convertible promissory notes.


                                  RISK FACTORS


         An investment in our common stock is very risky. You may lose the entire amount of your investment. Prior to making an investment decision, you should carefully review this entire prospectus and consider the following risk factors:



GENERAL RISKS:


         IF FUNDS FROM OUR OPERATIONS ARE INSUFFICIENT TO SATISFY OUR CASH REQUIREMENTS AND WE ARE UNABLE TO OBTAIN ADDITIONAL FINANCING IN ORDER TO SATISFY THESE CASH REQUIREMENTS, WE MAY BE FORCED TO SELL OUR INVENTORY AT A DISCOUNT, LIQUIDATE OUR ASSETS, OR DISCONTINUE OUR OPERATIONS.



         We have incurred net losses of approximately $2.3 million in 2000, $13.5 million in 1999, $4.7 million in 1998, $2.9 million in 1997 and $6.9 million in 1996. Given the relatively large fluctuations in the frequency and size of our receivables, we continue to experience significant fluctuations in our cash position. We believe that our cash and anticipated funds from operations, absent additional financing, will be adequate to fund cash requirements through May 2001. If our sales forecasts do not materialize, we will require additional financing to fund further production, marketing and distribution of our products, which additional financing may not be available on terms acceptable to us. If funds from our operations and from any additional financings are insufficient to cover our liabilities, we may be required to sell our inventory at a substantial discount, liquidate all or a part of our assets, and possibly discontinuing operations. If we do obtain additional financing, any new investors may seek and obtain substantially better terms than were granted to our present investors and the issuance of additional securities in connection with these financings would result in dilution to our existing shareholders.



         PUBLIC MARKET SALES OF OUR COMMON STOCK WHICH ELIGIBLE FOR FUTURE SALE MAY ADVERSELY IMPACT THE MARKET PRICE OF OUR COMMON STOCK AND HINDER OUR ABILITY TO OBTAIN EQUITY FINANCING.



         The sale, or availability for sale, of substantial amounts of our common stock in the public market subsequent to this offering of common stock, including sales of shares pursuant to this offering and sales upon exercise of employee and director stock options and warrants, may adversely affect the prevailing market price of common stock and may impair whether we can raise additional capital by the sale of stock. If we require additional financing and are unable to raise it by selling stock, we may seek debt financing to fund our operations, which debt financing may not be available on terms acceptable to us. If we are unable to obtain the equity or debt financing we need to fund our continuing operations, we may be forced to sell our inventory at a substantial discount, liquidate all or part of our assets and possibly discontinue operations.



         IF OUR COMMON STOCK IS DELISTED FROM THE NASDAQ SMALL CAP MARKET, IT WILL SIGNIFICANTLY HINDER OUR ABILITY TO OBTAIN FINANCING AND YOUR ABILITY TO OBTAIN ACCURATE QUOTATIONS AS TO THE PRICE OF OUR COMMON STOCK OR DISPOSE OF OUR COMMON STOCK IN THE SECONDARY MARKET.



         In order for our common stock to remain listed on The Nasdaq Small Cap Market, we must comply with the Nasdaq's continued listing requirements. These requirements mandate, among other things, that our common stock maintain a minimum closing bid price of at least $1.00 per share. The market price of our common stock has been highly volatile, due, in part, to dilution resulting from conversions of our preferred stock exerting downward pressure on our stock price. In addition, our issuing stock upon consummation of the anticipated merger with Xertain, Inc. (which remains subject to our obtaining shareholders approval) will result in further dilution and place increased downward pressure on the price of our stock price. As a result, we cannot guarantee that our common stock will maintain the minimum closing bid price required to remain listed on The Nasdaq Small Cap Market. Recent communications regarding our continued listing on The Nasdaq Small Cap Market are discussed under "Recent Developments" on page 2 of this prospectus.



         If our securities are delisted from Nasdaq, trading in our common stock could thereafter be conducted in the over-the-counter markets in the so-called "pink sheets" or the National Association of Securities Dealer's "Electronic Bulletin Board." As a result, the liquidity of our common stock would likely be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of the transactions, reduction in the coverage of IGCA by security analysts and the news media, and lower prices for our securities than might otherwise prevail. This impaired liquidity may hinder our ability to raise additional capital to fund operations. In addition, our common stock would become subject to the rules of the Securities and Exchange Commission relating to "penny stocks." These rules require broker-dealers to make special suitability determinations for purchasers other than established customers and certain institutional investors and to receive the purchasers' prior written consent for a purchase transaction prior to sale. Consequently, these "penny stock rules" may adversely affect the ability of broker-dealers to sell our common stock and may adversely affect your ability to sell shares of our common stock in the secondary market.



         THE CONVERSION OF PREFERRED SHARES INTO SHARES OF OUR COMMON STOCK MAY SIGNIFICANTLY DILUTE THE INTERESTS OF OUR OTHER INVESTORS.



         As of April 25, 2001, we had an aggregate of $6,687,500 of preferred stock issued and outstanding, the substantial majority of which converts into common stock at the lesser of $0.8125 or 70% of the average closing bid price of our common stock for the five consecutive days immediately preceding the conversion date. Because our outstanding preferred stock converts at a discount to the market price of our common stock, investors in our common stock will experience dilution if holders of these preferred shares elect to convert. Because the number of common shares issuable upon conversion of our preferred stock varies and is inversely related to the market price of our common stock, these conversions will result in greater dilution to investors the more the price of our common stock declines. As discussed in greater detail in the risk factor immediately below, substantial declines in the price of our common stock may force us to redeem shares of our preferred stock for up to 125% of their stated values. To illustrate, the following table shows the dilutive effect of a conversion, or of a redemption to the extent necessary, of all shares of our preferred stock outstanding as of April 25, 2001, based upon assumed market prices of our common stock for the five consecutive trading days immediately preceding the conversion date of $1.00, $0.75, $0.50 and $0.25.



                     Market Price   Conversion Price   Common Shares  % of Outstanding
Value of Preferred        of              per          Issuable upon       Common        Amount to be Paid
Shares Outstanding   Common Stock   Preferred Share     Conversion        Shares(1)       Upon Redemption
------------------   ------------   ----------------   -------------  ----------------   -----------------
    $7,437,500           $1.00            $0.70          4,750,684         25.65%          $5,376,061.25
    $7,437,500           $0.75            $0.53          5,063,388         26.88%          $5,376,061.25
    $7,437,500           $0.50            $0.35          5,611,636         28.95%          $5,376,061.25
    $7,437,500           $0.25            $0.18          7,120,326         34.08%          $5,395,952.50



----------
(1) As of April 25, 2001. Percentage assumes issuance of the common shares issuable upon conversion of the subject preferred shares.



         IF THE LIMITATIONS PLACED ON THE CONVERSION OF OUR PREFERRED STOCK REQUIRE THAT WE REDEEM SHARES OF OUR PREFERRED STOCK IN CASH, WE MAY LACK THE FUNDS NECESSARY TO EFFECTUATE THE REDEMPTION.



         The total number of shares of common stock issuable in connection with the offering of each of the Series E, F and G preferred stock, cannot exceed 20% of the number of shares of common shares of the IGCA issued and outstanding on November 1, 2000, December 1, 2000 and January 8, 2001, respectively. Because the number of common shares issuable upon conversion of our preferred stock varies and is inversely related to the market price of our common stock, our preferred shareholders may be unable to convert all of their preferred stock into common stock because these limitations have been reached. In this event, we would be required to redeem those preferred shares in cash at 125% of their stated value, plus any accrued and unpaid dividends thereon. Detailed information regarding the terms of our preferred stock is contained in our Annuals Reports on Form 10-K and other information that has been filed with the SEC and is incorporated by reference into this prospectus.



         If we are required to redeem shares of the our Series E, F, or G preferred stock, we may, depending on the number of preferred shares we are required to redeem, lack sufficient cash to accomplish the required redemption. In that situation, we may be required to sell off our inventory at a substantial discount, liquidate all or a part of our assets and possibly discontinue our operations.


         OUR OPERATIONS MAY PROVE UNSUCCESSFUL WHICH WOULD RESULT IN OUR CONTINUED UNPROFITABILITY AND MAY CAUSE OUR STOCK PRICE TO FALL.

         We have not generated a profitable year since the fiscal year ended July 31, 1994. Due to a variety of factors, many of which are discussed in this prospectus, we may never generate significant revenues or operate profitability. Even if we succeed in our operations as contemplated, we may fail to transition successfully to higher volume operations. We may be unable to control our expenses, attract necessary additional personnel, or procure the capital required to maintain expanded operations. If our sales growth is ultimately unsuccessful, the results of our operations will suffer accordingly, and the market price of our stock may fall.


         IF WE ARE UNABLE TO SUCCESSFULLY OVERCOME THE DIFFICULTIES AND RISKS ASSOCIATED WITH NEW AND EXPANDING BUSINESSES, OUR OPERATIONS WILL SUFFER ACCORDINGLY, AND THE MARKET PRICE OF OUR STOCK MAY FALL.

         Although our business was formed in 1991, we continue to face the risks, expenses and difficulties frequently encountered by new and expanding businesses. These risks include, but are not limited to:



     -   negative cash flow;

     - initial high development costs of new products without corresponding sales pending receipt of corporate and product regulatory approvals;

     -   market introduction and acceptance of new products; and

     -   obtaining regulatory approvals required to conduct our business.



         Our failure to obtain product regulatory approvals or the failure of products to be introduced and accepted into the market for gaming machines will have an adverse effect on our operations and the market price of our stock may fall accordingly.



         WE ARE HEAVILY DEPENDENT ON THE ONGOING SERVICES OF MR. ROLAND M. THOMAS, THE LOSS OF WHOM COULD HAVE A DETRIMENTAL EFFECT ON OUR PROFITABILITY AND THE MARKET PRICE OF OUR STOCK.



         Our plan of business development and our day-to-day operations rely heavily on the experience and efforts of Roland M. Thomas, our Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer. Mr. Thomas has experience in managing and guiding the business affairs of companies that operate in the manufacturing industry and is responsible for the development of our current business plan. The loss of Mr. Thomas could adversely affect the success of our strategic plans and the viability of our operations and, consequently, could have a detrimental effect on the market price of our stock.



         SHARES OF OUR COMMON STOCK TO BE ISSUED IN CONNECTION WITH OUR CONTEMPLATED ACQUISITION OF XERTAIN, INC. WILL DILUTE THE INTERESTS OF OUR CURRENT INVESTORS, WHILE OUR INABILITY TO OBTAIN SHAREHOLDER APPROVAL FOR THE TRANSACTION COULD ADVERSELY IMPACT OUR OPERATIONS AND LONG-TERM STRATEGIC PLANS.



         We have entered into an agreement to acquire Xertain, Inc., a corporation of which Roland M. Thomas, our Chairman and Chief Executive Officer, serves as Chief Executive Officer. Pursuant to the terms of the agreement governing this acquisition, we have already exchanged approximately 9.9% of our outstanding common stock for 9.9% of Xertain's common stock. The final step in this acquisition, in which Xertain will be merged with and into one of our wholly-owned subsidiaries, is contingent upon the approval of our shareholders. If our shareholders approve the acquisition, we will be required to issue additional common stock to the Xertain shareholders such that the Xertain shareholders will hold approximately 45% of our outstanding common stock after the merger, which issuance will substantially dilute the interests of our current shareholders. Our failure to obtain shareholder approval for the transaction will result in Xertain continuing to operate as a separate entity, which may adversely affect our operations and our current management's strategic plans.


         PURSUANT TO ITS AUTHORITY TO DESIGNATE AND ISSUE SHARES OF OUR STOCK AS IT DEEMS APPROPRIATE, OUR BOARD OF DIRECTORS MAY ASSIGN RIGHTS AND PRIVILEGES TO CURRENTLY UNDESIGNATED SHARES WHICH COULD ADVERSELY AFFECT YOUR RIGHTS AS A COMMON SHAREHOLDER.

         Our authorized capital consists of 100,000,000 shares of capital stock. Our Board of Directors, without any action by the shareholders, may designate and issue shares in such classes or series (including classes or series of preferred stock) as it deems appropriate and establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. The issuance of these preferred shares and other classes of capital stock would result in dilution to our existing shareholders and the rights of holders of these securities may be superior to the rights granted to the holders of our common stock. In addition, our Board's ability to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal and therefore have an adverse effect on the market value of common stock. Furthermore, the issuance of additional shares having preferential rights could adversely affect the voting power, liquidation preference and other rights of holders of common stock.


         WE MAY NOT PAY DIVIDENDS ON OUR COMMON STOCK, IN WHICH EVENT YOUR ONLY RETURN ON INVESTMENT, IF ANY, WILL OCCUR ON THE SALE OF OUR STOCK.

         To date, we have not paid any cash dividends on our common stock, and we do not intend to do so in the foreseeable future. Rather, we intend to use any future earnings to fund our operations and the growth of our business. Accordingly, the only return on an investment in our common stock will occur upon its sale.

         MINNESOTA LAW MAY INHIBIT OR DISCOURAGE TAKEOVERS, WHICH COULD REDUCE THE MARKET VALUE OF OUR STOCK.


         Being a corporation organized under Minnesota law, we are subject to Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act, which regulate business combinations and restrict the voting rights of shareholders in connection which certain acquisitions of a corporation's stock. These sections of the Minnesota Business Corporation Act are discussed in greater detain under "Minnesota Anti-takeover Law" on page 14 of this prospectus. By impeding a merger, consolidation, takeover or other business combination involving Innovative Gaming Corporation of America or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us, these regulations could adversely affect the market value of our common stock.


RISKS ASSOCIATED WITH THE GAMING MACHINE INDUSTRY:


         IF OUR SINGLE AND MULTI-PLAYER GAMES ARE NOT ACCEPTED IN THE COMPETITIVE MARKET FOR GAMING MACHINES, WE MAY BE UNABLE TO COMPETE IN THE GAMING MACHINE MARKET OR SUSTAIN CONTINUING OPERATIONS AND OUR STOCK PRICE MAY SUFFER ACCORDINGLY.



         Our success as a gaming machine manufacturer and supplier is dependent upon numerous factors, including our ability to design, manufacture, market and service gaming machines that achieve player and casino acceptance while maintaining product quality and acceptable margins. In addition, we must compete against gaming equipment companies such as Aristocrat, Alliance Gaming, International Game Technology, Anchor Gaming and WMS Industries, which are among the largest and most-established suppliers of gaming machines. Many of our competitors have greater financial resources, name recognition, established service networks and customer relationships than we do and are licensed in more jurisdictions than we are. If any of these competitors, or another competitor, develops gaming machines that are similar to or compete for the same casino floor space as our gaming machines, we may be unable to compete effectively in the gaming machine market.



         In addition, the sales of our multi-player games to date have been significantly lower than we anticipated. In order to diversify and expand sales, we have begun licensing, marketing and selling single player games. If our single and multi-player games fail to be accepted by the market for gaming machines and we are otherwise unable to develop gaming machines that offer technological advantages or unique entertainment features, we will be unable to generate the revenues necessary to compete effectively in the competitive gaming machine market, to achieve profitable operations, or even sustain continuing operations without obtaining continued financing. Consequently, the results of our operations and the price of our common stock would suffer.



         BECAUSE WE ARE A CORPORATION THAT DERIVES REVENUES FROM THE GAMING INDUSTRY, AN ADVERSE CHANGE AFFECTING THE INDUSTRY IN GENERAL, INCLUDING A CHANGE IN GAMING REGULATIONS OR IN THE EXPANSION AND POPULARITY OF CASINO GAMING, WILL NEGATIVELY IMPACT OUR PROFITABILITY AND OUR POTENTIAL FOR GROWTH AND LEAD TO A DECREASE IN THE PRICE OF OUR STOCK.



         As a corporation which derives revenues from the gaming industry, our ability to grow our business and operate profitably is substantially dependent upon the expansion of the gaming industry in general and other factors that are beyond our control. These factors include, among others:



     -   the pace of development;
     -   changes in gaming regulation;
     - expansion and renovation of casinos and other forms of casino gaming in new jurisdictions; and
     -   the continued popularity of casino gaming as a leisure activity.



An adverse change in any of these political, legal and other factors may negatively impact our ability to achieve business growth and profitability projections and may consequently lead to a decrease in the market price of our common stock.


         THE LOSS OF ORDERS OR THE INABILITY TO OBTAIN NEW ORDERS COULD CAUSE SIGNIFICANT FLUCTUATIONS IN OUR REVENUES AND CASH FLOW AND ADVERSELY AFFECT OUR OPERATING RESULTS AS A WHOLE.

         Our operating results have varied substantially from quarter to quarter. Revenues in any quarter are substantially dependent on regulatory approval, receipt of orders, availability of parts and components necessary to manufacture the products, delivery and installation in that quarter. Our staffing and operating expenses are based on anticipated revenue levels, and a high percentage of our costs are fixed, in the short-term. As a result, the loss of any one order, or the failure to obtain new orders as existing orders are completed, could have a material adverse effect on, or cause significant fluctuations in, our revenues and cash flow from quarter to quarter.


         COMPLICATIONS WITH OUR VENDOR, SUPPLIER AND DISTRIBUTOR RELATIONSHIPS COULD ADVERSELY AFFECT OUR ABILITY TO MANUFACTURE AND DELIVER GAMES TO OUR CUSTOMERS ON A TIMELY AND CONSISTENT BASIS AND CONSEQUENTLY RESULT IN DECREASED SALES.



         We are highly dependent upon our relationships with our vendors, suppliers and distributors. A significant interruption or delay in the delivery of components from our suppliers may prevent us from maintaining inventory sufficient for filling customers orders. In addition, the loss of a significant distributor may delay the delivery of our games to our customers. If we are unable to meet the needs of our customers due to these complications, our customers may turn to our competitors in the gaming machine industry, which would likely result in a decrease to our sales and in the market price of our common stock.


         OUR FAILURE, OR THE FAILURE OF OUR KEY PERSONNEL, GAMING MACHINES, OR SIGNIFICANT SHAREHOLDERS, IN OBTAINING OR RETAINING REQUIRED GAMING LICENSES COULD PREVENT US FROM EXPANDING OUR MARKET, PROHIBIT US FROM GENERATING REVENUE IN CERTAIN JURISDICTIONS, AND HINDER OUR ABILITY TO OBTAIN NECESSARY EQUITY FINANCING.


         The manufacture and distribution of gaming machines are subject to numerous federal, state, provincial, tribal, international and local regulations. In addition, we may also be subject to regulation as a gaming operator if we enter into lease participation agreements under which we share in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may or curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which we can generate revenues. The timing and expense of obtaining gaming licenses has an affect on our ability to expand our market. Together with our key personnel, we undergo extensive investigation before each jurisdictional license is issued. Our gaming machines are subjected to independent testing and evaluation prior to approval from each jurisdiction in which we do business. Generally, regulatory authorities have broad discretion when granting, renewing or revoking these game approvals and licenses. Our failure, or the failure of any of our key personnel or gaming machines, in obtaining or retaining a required license in one jurisdiction could negatively impact our ability (or the ability of any our key personnel or gaming machines) to obtain or retain required licenses in other jurisdictions. The failure to obtain or retain a required license in any jurisdiction would decrease the geographic areas where we may operate and generate revenues, decrease our share in the gaming marketplace and put us at a disadvantage compared with our competitors. Consequently, the market price of our common stock may suffer.



         Regulatory authorities may require significant shareholders to submit to background investigations and respond to questions from regulatory authorities, and may deny a license or revoke our licenses based upon their findings. These licensing procedures and background investigation may inhibit potential investors from becoming significant shareholders, thereby hindering our ability to obtain the equity financing we may need to fund our continued operations. For a more complete description of the gaming regulations impacting us, you should refer to the Regulation section of our Form 10-K for the fiscal year ended December 31, 2000.



         THE VALUE OF OUR PROPRIETARY INTELLECTUAL PROPERTY RIGHTS COULD BE DIMINISHED BY IMPROPER USE BY OTHERS, WHICH COULD RESULT IN THE LOSS OF OUR COMPETITIVE POSITION IN THE GAMING MACHINE INDUSTRY AND ADVERSELY AFFECT OUR PROFITABILITY AND STOCK PRICE.


         Our products are technology-based and as such, we face several intellectual property risks. We believe that our proprietary software, hardware and other intellectual property are important to our success and our competitive position. We rely on a combination of patent, trade secret, copyright and trademark law, nondisclosure agreements and technical security measures to protect our rights pertaining to our products. We currently hold patents for our blackjack, craps and roulette machines. However, the actions we have taken to protect our proprietary rights may be inadequate to prevent others from imitating our products. For instance, we may not be granted patents for products that we develop in the future. Even if we are granted patents for our products, we may still be unable to prevent third parties from being able to copy or to "reverse engineer" portions of our products or to obtain and use information that we believe is proprietary.


         Although we are not aware of any infringement, we may be subject to claims from third parties alleging that we have infringed their proprietary intellectual property rights. Such claims could have a material adverse effect on our business given the costs associated with intellectual property litigation, the potential diversion of our management's resources to litigation and the risk of an injunction or other delay in the offering of our products.


                                 USE OF PROCEEDS



         We will not receive any proceeds from the sale of the common stock by the selling shareholders.


                              SELLING SHAREHOLDERS


         The following table sets forth the number of shares of the common stock owned by the selling shareholders as of April 25, 2001 and after giving effect to this offering. We will not receive any proceeds from the sale of the common stock by the selling shareholders. The shares of common stock received upon exercise of the warrants owned by the selling shareholders may be offered from time to time by the selling shareholders.

                                       Shares          Percentage                              Percentage
                                    Beneficially       Beneficial        Number of Shares      Beneficial
                                    Owned Before        Ownership       Offered By Selling   Ownership After
Name                                  Offering       Before Offering        Shareholder       Offering (32)
---------------------------           --------       ---------------        -----------      ---------------
The Shaar Fund, Ltd.                918,012 (1) (2)       4.9% (2)         918,012 (1) (2)          *
World Capital Funding, Inc., LLC     58,543 (3)             *               58,543 (3)              *
Brad Blumenthal                      18,301 (4)             *               18,301 (4)              *
C. Jesse Reggio                      18,301 (5)             *               18,301 (5)              *
Levana Fund N.V.                    292,764 (6)           2.1%             292,764 (6)              *
Barry Seidman                       783,203 (7)           4.9% (2)         783,203 (7)              *
Blakely Trading, Ltd.                36,602 (8)             *               36,602 (8)              *
Cynthia Frank                         9,151 (9)             *                9,151 (9)              *
Four Corp. Employees                  9,151 (10)            *                9,151 (10)             *
Defined Contribution Plan & Trust
Taurus Enterprises, LLC               9,151 (11)            *                9,151 (11)             *
Dale Steen DDS IRA                  117,105 (12)            *              117,105 (12)             *
Fong Charitable Foundation           25,000 (13)            *               25,000 (13)             *
Vista Gaming                         50,000 (14)            *               50,000 (14)             *
Grogen Financial                     10,000 (15)            *               10,000 (15)             *
Don Stephan                          60,000 (16)            *               60,000 (16)             *
Zakeni Limited                       91,506 (17)            *               91,506 (17)             *
Lucy Birkemeier                      91,357 (18)            *               91,357 (18)             *
Ronnie L. Williams, Sr.              45,679 (19)            *               45,679 (19)             *
Jimmy Dowda                          18,301 (20)            *               18,301 (20)             *
Augustine Fund, LP                  513,011 (2)(21)       3.6%             513,011 (2)(21)          *
Wyncrest Capital                    340,000 (2)(22)       2.4%             340,000 (2)(22)          *
Gulfstream Financial Partners     1,680,000 (2)(23)       4.9% (2)       1,680,000 (2)(23)          *
Richard Lockwood                    630,000 (2)(24)       4.4%             630,000 (2)(24)          *
Esquire Trade and Financial         525,000 (2)(25)       3.7%             525,000 (2)(25)          *
Celeste Trust Reg.                  525,000 (2)(26)       3.7%             525,000 (2)(26)          *
Wayne W. Mills                    2,498,346 (2)(27)       4.9% (2)       2,368,346 (2)(27)          *
John Vasquez/Newport                125,000                 *              125,000                  *
Louis Richardson                    460,000 (2)(28)       3.3%             444,490 (2)(29)          *
SBAS Capital, Inc.                  460,000 (2)(28)       3.3%             444,490 (2)(29)          *
Roland Thomas (30)                1,124,353 (31)          8.1%             599,353                3.8%
Tom Foley                           142,273 (31)            *               92,273                  *
Steve Peterson                      362,353 (31)          2.6%             349,353                  *
Kevin Quigley                        76,647 (31)            *               76,647                  *
Ted Yeh                              50,440 (31)            *               50,440                  *
Doug Twait                            5,263 (31)            *                5,263                  *
Jim Hamilton                          5,263 (31)            *                5,263                  *
Karen Mayer                           3,947 (31)            *                3,947                  *
Scott Dacey                           5,263 (31)            *                5,263                  *
Marshal Goodman                      13,290 (31)            *               13,290                  *
Dan Stark                             6,711 (31)            *                6,711                  *
Doug Sanderson                       13,290 (31)            *               13,290                  *
Mike McKenzie                        26,317 (31)            *               26,317                  *
Jana McKeag                           6,579 (31)            *                6,579                  *
John Zanoni                          26,317 (31)            *               26,317                  *
Henry Fong                           26,317 (31)            *               26,317                  *
Debbie Hulbert                        2,632 (31)            *                2,632                  *
Christine Hall                        2,632 (31)            *                2,632                  *
Ryan Peterson                         1,316 (31)            *                1,316                  *
Jordan P. Foley                       2,632 (31)            *                2,632                  *
Mitchell A. Foley                     2,632 (31)            *                2,632                  *

Daniel F. Foley                      2,632 (31)             *                2,632                  *
Kevin Foley                          1,974 (31)             *                1,974                  *
Rory Foley                           1,974 (31)             *                1,974                  *
Daniel D. Foley                      1,316 (31)             *                1,316                  *
Kevin Quigley FBO Meghan Quigley     2,632 (31)             *                2,632                  *
Kevin Quigley FBO Thomas Quigley     2,632 (31)             *                2,632                  *
Stephen T. Quigley                   1,316 (31)             *                1,316                  *
Catherine F. Quigley                 1,316 (31)             *                1,316                  *
Stephen T. Quigley, Jr.                987 (31)             *                  987                  *
Cathy & Ray Wicks, JTWROS              987 (31)             *                  987                  *
Mary & John Stevens, JTWROS            987 (31)             *                  987                  *
Eileen A. Quigley                      987 (31)             *                  987                  *
John B. Quigley                        987 (31)             *                  987                  *
Camie J. Moen                        1,316 (31)             *                1,316                  *
Richard & Mary Cloutier, JTWROS        658 (31)             *                  658                  *
James & Diane Cloutier, JRWROS         658 (31)             *                  658                  *

TOTAL                                                                   11,599,284 (33)

-------------------------
*Less than 1%.


(1) Includes (i) 700,000 shares of common stock issuable upon conversion of Series E Preferred Shares and (ii) 85,000 shares issuable upon exercise of warrants exercisable currently or within 60 days. Shares are beneficially owned by Uri Wolfson.

(2) The number of common shares issuable upon conversion of Series E Preferred Stock and Series G Preferred Stock and offered by the selling shareholder, as referenced above, is based upon a conversion price equal to $.50 per preferred share. Because the number of shares of common stock issuable upon conversion of preferred shares and as a payment of dividends thereon is dependent in part upon the market price of the common stock prior to conversion, the actual number of shares of common stock that will be issued upon such conversion or dividend payments, and consequently the number of shares of common stock that will be beneficially owned and offered by the selling shareholder will fluctuate daily and cannot be determined at this time. However, the selling shareholder has contractually agreed to restrict its ability to convert preferred stock (and receive common stock in payment of dividends thereon) to the extent that the number of shares of common stock held by it and its affiliates after such conversion exceed 4.9% of IGCA's outstanding common stock.

(3) Includes 5,000 shares issuable upon exercise of warrants exercisable currently or within 60 days. Shares are beneficially owned by Keith Mazer.

(4) Includes 5,000 shares issuable upon exercise of warrants exercisable currently or within 60 days.

(5) Includes 5,000 shares issuable upon exercise of warrants exercisable currently or within 60 days.

(6) Includes 25,000 shares issuable upon exercise of warrants exercisable currently or within 60 days. Share are beneficially owned by Maxo Benealal.

(7) Includes 40,000 shares issuable upon exercise of warrants exercisable currently or within 60 days.

(8) Includes 10,000 shares issuable upon exercise of warrants exercisable currently or within 60 days. Shares are beneficially owned by Charles Freman.

(9) Includes 2,500 shares issuable upon exercise of warrants exercisable currently or within 60 days.

(10) Includes 2,500 shares issuable upon exercise of warrants exercisable currently or within 60 days.

(11) Includes 2,500 shares issuable upon exercise of warrants exercisable currently or within 60 days. Shares are beneficially owned by Matt Holstein.

(12) Includes 10,000 shares issuable upon exercise of warrants exercisable currently or within 60 days.

(13) Includes 25,000 shares issuable upon exercise of warrants exercisable currently or within 60 days. Shares are beneficially owned by Henry Fong.

(14) Includes 50,000 shares issuable upon exercise of warrants exercisable currently or within 60 days.

(15) Includes 10,000 shares issuable upon exercise of warrants exercisable currently or within 60 days. Shares are beneficially owned by Steve Grogen.

(16) Includes 60,000 shares issuable upon exercise of warrants exercisable currently or within 60 days.

(17) Includes 25,000 shares issuable upon exercise of warrants exercisable currently or within 60 days. Shares are beneficially owned by Sheldon Salzman.

(18) Includes 5,000 shares issuable upon exercise of warrants exercisable currently or within 60 days.

(19) Includes 2,500 shares issuable upon exercise of warrants exercisable currently or within 60 days.

(20) Includes 5,000 shares issuable upon exercise of warrants exercisable currently or within 60 days.

(21) Includes (i) 464,000 shares of common stock issuable upon conversion of Series G Preferred Shares, and (ii) 50,000 shares issuable upon exercise of warrants exercisable currently or within 60 days. Shares are beneficially owned by John Porter, Brian Porter and Thomas Duszynski.

(22) Includes (i) 300,000 shares of common stock issuable upon conversion of Series E Preferred Shares, and (ii) 40,000 shares issuable upon exercise of warrants exercisable currently or within 60 days. Share are beneficially owned by Ron Eibensteiner.

(23) Includes (i) 1,600,000 shares of common stock issuable upon conversion of Series E Preferred Shares, and (ii) 80,000 shares issuable upon exercise of warrants exercisable currently or within 60 days. Shares are beneficially owned by Henry Fong.

(24) Includes (i) 600,000 shares of common stock issuable upon conversion of Series E Preferred Shares, and (ii) 30,000 shares issuable upon exercise of warrants exercisable currently or within 60 days.

(25) Includes (i) 500,000 shares of common stock issuable upon conversion of Series E Preferred Shares, and (ii) 25,000 shares issuable upon exercise of warrants exercisable currently or within 60 days. Shares are beneficially owned by Gisela Kindle, director of the selling shareholder.

(26) Includes (i) 500,000 shares of common stock issuable upon conversion of Series E Preferred Shares, and (ii) 25,000 shares issuable upon exercise of warrants exercisable currently or within 60 days. Shares are beneficially owned by Thomas Hackl, representative of the selling shareholder.

(27) Includes (i) 2,062,096 shares of common stock issuable upon conversion of shares of Series F Preferred Stock, and (ii) 306,250 shares issuable upon exercise of warrants exercisable currently or within 60 days. The number of common shares issuable upon conversion of Series F Preferred Stock and offered by the selling shareholder, as referenced above, is based upon the maximum number of common shares issuable upon conversion of such series of preferred stock. The selling shareholder has contractually agreed to restrict its ability to convert preferred stock (and receive common stock in payment of dividends thereon) to the extent that the number of shares of common stock held by it and its affiliates after such conversion exceed 4.9% of IGCA's outstanding common stock.

(28) Includes (i) 400,000 shares of common stock issuable upon conversion of Series G Preferred Shares, and (ii) 60,000 shares issuable upon exercise of warrants exercisable currently or within 60 days.

(29) Includes (i) 400,000 shares of common stock issuable upon conversion of Series G Preferred Shares, and (ii) 44,490 shares issuable upon exercise of warrants exercisable currently or within 60 days.

(30) Mr. Thomas currently serves as IGCA's Chairman, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary.

(31) Does not include shares that would be issued as a result of the merger between the Company and Xertain.

(32) Each selling shareholder is subject to restrictions limiting its ability to hold shares of common stock of IGCA to the extent that the number of shares of common stock held by it and its affiliates will exceed 4.9% of IGCA's outstanding common stock.

(33) Includes (i) 7,392,096 shares of common stock convertible upon conversion of preferred stock, (ii) 1,020230 shares issuable upon exercise of warrants exercisable currently or within 60 days.





                              PLAN OF DISTRIBUTION


         We are registering the shares offered by this prospectus on behalf of the selling shareholders. We agreed to file a registration statement under the Securities Act of 1933, as amended covering resale by the selling shareholders of the shares and to use our best efforts to cause such registration statement to be declared effective as soon as possible thereafter. As used in this section, the term "selling shareholders" includes donees, pledgees, transferees and other successors in interest selling shares received from a selling shareholder after the date of this prospectus. We will pay all costs and expenses in connection with the preparation of this prospectus and the registration of the shares offered by it. Any brokerage commissions and similar selling expenses attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by the selling shareholders at various times in one or more types of transactions (which may include block transactions) on the Nasdaq Small Cap Market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.



         We have agreed to indemnify the selling shareholders and their officers, directors, employees and agents, and each person who controls any selling shareholder, against certain liabilities resulting from breaches by IGCA of representations and covenants contained in the agreements governing the purchase of the securities covered by this prospectus, including liabilities arising under the Securities Act. Each selling shareholder has agreed to indemnify us and our directors and officers against certain liabilities resulting from breaches by the selling shareholders of representations and covenants contained in the agreements governing the purchase of the securities covered by this prospectus, including liabilities arising under the Securities Act.


         The selling shareholders and any broker-dealers that act in connection with the sale of securities might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

         Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, may apply to their sales in the market.

         Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

                            DESCRIPTION OF SECURITIES



         Our authorized capital stock consists of 100,000,000 shares, $0.01 par value per share in the case of common stock, and a par value as determined by our Board of Directors in these case of preferred stock. Our articles of incorporation provide that no person or entity may become the beneficial owner of 5% or more of our capital stock unless that person or entity agrees to provide gaming authorities with person background and financial information, consents to a background investigation and responds to question from gaming authorities. Our articles also provide that our Board has the authority and discretion to redeem securities held by any person or entity whose status as a security holder jeopardizes our approval, continued existence or renewal by any gaming regulatory authority, of a contract to manage gaming operations, or of any other tribal, federal, or state licenses or franchises that we hold. These restrictions are contained in a legend on each certificate which represents shares of our capital stock.



Common Stock



         Our common stock contains no preemptive, subscription, conversion or redemption rights. The absence of preemptive rights could cause our existing shareholders to experience dilution if we issue additional shares of common stock. Holders of our common stock are entitled to receive any dividends which our Board of Directors declares are to be issued out of our assets which are legally available for the payment of dividends. These dividend rights, however, are subject to the preferential rights of holders of our Series E 6% Convertible Preferred Stock, Series F 6% Convertible Preferred Stock and Series G 6% Convertible Preferred Stock, and any other series of preferred stock we which may establish in the future.



         Each share of our common stock is entitled to one vote for all purposes and cumulative voting is not permitted in the election of our directors. This means that the holders of a majority of our outstanding shares of common stock can elect all of our directors. Significant corporate transaction, such as amendments to our articles of incorporation, mergers, sales of assets and dissolution or liquidation, require that we obtain the approval of the holders of a majority of our outstanding common shares. Other matters to be voted on normally require that we obtain the approval of the holders of a majority of our common shares which are present at the particular shareholders' meeting upon which these matters are being voted.



         In addition to the series' of preferred stock referenced directly above, the rights of our common shareholders may further become subject to prior and superior rights and preferences if our Board of Directors decides to establish one or more additional classes of common stock, or one or more additional classes of preferred stock. Our Board currently has no plan to establish any additional class or series.


                           MINNESOTA ANTI-TAKEOVER LAW


         We are governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, or 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.


                                MATERIAL CHANGES

THE MERGER


         On December 31, 1999, we executed a merger agreement with Equitex, Inc. and Equitex's subsidiary, nMortgage, Inc., which governed a contemplated merger between us and nMortgage in a tax-free exchange of stock. The nMortgage merger agreement required that prior to the merger, we divest substantially all of our gaming-related assets. Accordingly, on February 1, 2000, we entered into an asset purchase agreement with Xertain, Inc., a private Delaware corporation located in Las Vegas, Nevada with its primary business predicated on gaming-related technologies and international manufacturing.



         Due to continued complications associated with the nMortgage transaction, we formally terminated the nMortgage merger agreement on September 19, 2000. We also terminated the asset purchase agreement with Xertain as of that date, and instead entered into a merger agreement with Xertain. Pursuant to the terms of the Xertain merger agreement, as amended, we exchanged approximately 9.9% of our outstanding common stock for 9.9% of the common stock of Xertain. Subject to and upon our receipt of shareholder approval and gaming regulatory approval for the merger, Xertain will merge with and into IGCA Acquisition Corp., a Minnesota corporation and wholly-owned subsidiary of the IGCA, with IGCA Acquisition Corp. being the surviving corporation in the merger. In connection with the merger we will issue additional shares of our common stock to the Xertain stockholders such that the aggregate amount of shares issued to Xertain and its stockholders equals 45% of our outstanding common shares, calculated on a post-transaction basis.


         Xertain, Inc. is a private Delaware corporation located in Las Vegas, Nevada, with its primary business predicated on gaming-related technologies and international manufacturing. See "Description of the Xertain Business" below.

DESCRIPTION OF THE XERTAIN BUSINESS

GENERAL

         Xertain was incorporated in Delaware on November 29, 1999, and is a participant in the legal Class III gaming industry and is primarily engaged in developing, manufacturing and marketing high-tech based casino gaming applications and technologies to compete in the market for PC-based gaming machines. Xertain intends to create and acquire new products for distribution to existing operators in the gaming industry. In addition, Xertain's business plan contemplates vertically integrating its products and services through the ownership and management of casino gaming facilities.

         Xertain currently distributes gaming and non-gaming network-based PC products through its exclusive agreements and distributes these products both directly to casino operators and through the use of distributors on a jurisdictional basis. Specifically, Xertain has secured exclusive distribution agreements for all Innovative Gaming, Inc. products within California and internationally outside of the United States. In addition to Xertain's present Las Vegas location, Xertain's business plan includes provisions for the development of tribal manufacturing and distribution facilities.


         Xertain intends to evaluate other jurisdictions based on cost and impact for internal sales and support development or for the use of a distributor. Where Xertain elects to utilize a distributor, the distributor will be responsible for the service organization related to the sales.


         Gaming device marketing is performed through word of mouth, trade shows and direct development of future sales through casino management and development efforts.

CAPITAL STOCK OF XERTAIN


         Xertain's authorized capital stock consists of (i) 100,000 shares of common stock, no par value per share, of which 16,275 shares were issued and outstanding to 7 registered stockholders as of February 12, 2001, and (ii) 25,000,000 shares of common stock, $.01 par value per share, of which 8,297,583 were issued and outstanding to 37 registered stockholders as of April 25, 2001. Upon the merger of Xertain with and into IGCA Acquisition Corp., all shares of Xertain's capital stock, with the exception of the those shares owned by IGCA Acquisition Corp. (which will be cancelled at the effective time of the merger with IGCA), will be automatically converted into the right receive a pro rata share of 7,038,181 of IGCA common stock, as adjusted pursuant to the terms of the Xertain merger agreement, as amended.



         No established trading market exists for the shares of capital stock of Xertain.

LITIGATION

         There is no material legal proceedings pending or, to the knowledge of IGCA or Xertain, threatened against Xertain.

                       WHERE YOU CAN FIND MORE INFORMATION

         Federal securities law requires IGCA to file information with the Securities and Exchange Commission concerning its business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the Commission. You can inspect and copy this information at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

         You can receive additional information about the operation of the Securities and Exchange Commission's Public Reference Rooms by calling the Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like IGCA, file information electronically with the Securities and Exchange Commission.


         The Securities and Exchange Commission allows us to "incorporate by reference" information that has been filed with it, which means that we can disclose important information to you by referring you to the other information we have filed with the Securities and Exchange Commission. The information that we incorporate by reference is considered to be part of this prospectus, and related information that we file with the Securities and Exchange Commission will automatically update and supersede information we have included in this prospectus. We also incorporate by reference any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling shareholders sell all of their shares or until the registration rights of the selling shareholders expire. This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (Registration No. 333-94633). The following are specifically incorporated herein by reference:



         1. Annual Report on Form 10-K for the fiscal year ended December 31, 2000 as filed April 10, 2001; and

         2.      Current Report on Form 8-K filed February 14, 2001;

         3.      Current Report on Form 8-K filed April 27, 2001; and

         4.      Current Report on Form 8-K filed May 11, 2001.


         You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus by writing or calling us at the following address:

                  Innovative Gaming Corporation of America
                  Attention:  Chief Executive Officer
                  333 Orville Wright Court
                  Las Vegas, Nevada 89119
                  (702) 614-7199
                  www.igca.com


         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or amendment to this prospectus. We have not authorized anyone else to provide you with different information or additional information. Selling shareholders will not make an offer of our common stock in any state where the offer is not permitted.


                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in this prospectus and in the documents incorporated by reference in this prospectus are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "may," "will" or similar terms. Forward-looking statements also include projections of financial performance, statements regarding management's plans and objectives and statements concerning any assumption relating to the foregoing. Important factors regarding IGCA's business, operations and competitive environment which may cause actual results to vary materially from these forward-looking statements are discussed under the caption "Risk Factors."

                                  LEGAL MATTERS


         Legal matters in connection with the validity of the shares offered by this Prospectus will be passed upon for IGCA by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.


                                     EXPERTS

         The consolidated financial statements of IGCA as of December 31, 2000, December 31, 1999, and December 31, 1998 and for the years then ended incorporated by reference in the registration statement of which this prospectus is a part have been audited by Kafoury, Armstrong & Co., independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of that firm as experts in giving said report.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES


         Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against that person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by that person in connection with the proceeding, if, with respect to the acts or omissions of the person complained of in the proceeding, that person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and
Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a corporation's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. Our articles and bylaws do not include any such prohibition or limitation. As a result, we are bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes. As permitted by Section 302A.251 of the Minnesota Statutes, our articles of incorporation provide that our directors shall, to the fullest extent permitted by law, have no personal liability to us and our shareholders for breach of fiduciary duty as a director.



         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling IGCA pursuant to the foregoing provisions, IGCA has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                11,599,284 SHARES


                    INNOVATIVE GAMING CORPORATION OF AMERICA

                                  COMMON STOCK





                            _________________________



                                   PROSPECTUS
                            _________________________








                                  MAY 14, 2001

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The estimated expenses in connection with the issuance and distribution of the securities registered hereby are set forth in the following table:


SEC registration fee .........................      $ 2,793.73
Nasdaq Small Cap Market additional listing fee      $17,500
Legal fees and expenses ......................      $25,000
Accounting fees and expenses .................      $ 5,000
Miscellaneous ................................      $ 5,000
        Total ................................      $55,293.73


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


         We are governed by Minnesota Statutes Chapter 302A. Minnesota Statutes
Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against that person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by that person in connection with the proceeding, if, with respect to the acts or omissions of the person complained of in the proceeding, that person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a corporation's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. our articles and bylaws do not include any such prohibition or limitation. As a result, we are bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes. As permitted by Section 302A.251 of the Minnesota Statutes, our articles of incorporation provide that our directors shall, to the fullest extent permitted by law, have no personal liability to us and our shareholders for breach of fiduciary duty as a director.


ITEM 16. EXHIBITS.

Exhibit           Description of Document
-------           -----------------------


2.1 Agreement and Plan of Merger, dated as of October, 12, 2000, by and among Innovative Gaming Corporation of America, IGCA Acquisition Corp. and Xertain, Inc.*
2.2               Amendment No. 1 to Agreement and Plan of Merger, dated as of
                  December

                  20, 2000, by and among Innovative Gaming Corporation of
                  America, IGCA Acquisition Corp. and Xertain, Inc.*
2.3               Amendment No. 2 to Agreement and Plan of Merger dated as
                  of March 31, 2001, by and among Innovative Gaming
                  Corporation of America, IGCA Acquisition Corp. and Xertain,
                  Inc.
5                 Opinion of Maslon Edelman Borman & Brand, LLP
23.1              Consent of Kafoury, Armstrong & Co.
23.2              Consent of Maslon Edelman Borman & Brand, LLP (included in
                  Exhibit 5)
24                Power of Attorney (included on page II-5)



---------------------


ITEM 17. UNDERTAKINGS.


(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of IGCA pursuant to the foregoing provisions or otherwise, IGCA has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by IGCA of expenses incurred or paid by our directors, officers or other controlling persons in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, IGCA will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



(b)      IGCA hereby undertakes:


         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and


         (4) That, for purposes of determining any liability under the Securities Act, each filing of IGCA's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act of
                  1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Las Vegas, State of Nevada, on May 14, 2001.


                                    Innovative Gaming Corporation of America,
                                    Registrant



                                    By:  /s/ Roland M. Thomas
                                       -----------------------------------------
                                    Roland M. Thomas, Chairman and Chief
                                    Executive Officer



         Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.



Name                                              Title                                Date
----                                              -----                                ----
/s/ Roland M. Thomas                              Director, Chairman of the Board      May 14, 2001
--------------------------------------------      and Chief Executive Officer,
Roland M. Thomas                                  Chief Financial Officer
                                                  (Principal Executive Officer and
                                                  Principal Accounting Officer)

/s/ Roland M. Thomas*                             Director                             May 14, 2001
--------------------------------------------
Ronald A. Johnson


/s/ Roland M. Thomas*                             Director                             May 14, 2001
--------------------------------------------
Andrew Tottenham


                                                  Director                             May 14, 2001
--------------------------------------------
Thomas Foley




------------------------------------------
*        pursuant to power of attorney

                                POWER OF ATTORNEY



         KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Roland M. Thomas as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue thereof.



Name                                              Title                                Date
----                                              -----                                ----
                                                  Director                             May 14, 2001
--------------------------------------------
Thomas Foley


                                    EXHIBITS



Exhibit           Description of Document                               Page No.



2.1               Agreement and Plan of Merger, dated as of
                  October, 12, 2000, by and among Innovative
                  Gaming Corporation of America, IGCA Acquisition
                  Corp. and Xertain, Inc. (Incorporated by reference
                  to the Form S-3/A-3 filed with the Commission on
                  February 15, 2001)*
2.2               Amendment No. 1 to Agreement and Plan of Merger,
                  dated as of December 20, 2000, by and among
                  Innovative Gaming Corporation of America, IGCA
                  Acquisition Corp. and Xertain, Inc. (Incorporated
                  by reference to the Form S-3/A-3 filed with the
                  Commission on February 15, 2001)*
2.3               Amendment No. 2 to Agreement and Plan of Merger,
                  dated as of March 31, 2001, by and among
                  Innovative Gaming Corporation of America, IGCA
                  Acquisition Corp. and Xertain, Inc.
5                 Opinion of Maslon Edelman Borman & Brand, LLP**
23.1              Consent of Kafoury, Armstrong & Co.
23.2              Consent of Maslon Edelman Borman & Brand, LLP
                  included in Exhibit 5)
24                Power of Attorney (included on page II-5)